Exhibit 99.2

ASSIGNMENT AND ASSUMPTION AGREEMENT

This Assignment and Assumption Agreement (“Agreement”) is made and entered into this 24th day of February, 2017 (“the Effective Date”), by and between, The Joint Corp., a Delaware corporation (“Company”) and Don Daniels, Larry Maddalena and Jody O'Donnell (collectively referred to hereafter as the “Assignors”), and Porter Partners, LLC, a Texas limited liability company (“Assignee”).

Background:

A.                 WHEREAS, Company and Assignors entered an Asset Purchase Agreement, dated January 6, 2017 (“APA”);

B.                 WHEREAS, Paragraph 28 of the APA allows for assignment of the APA only with the prior written consent of the non-assigning party;

C.                 WHEREAS, Assignors desire to assign their rights and interest under the APA to Assignee; and

D.                 WHEREAS, Company is willing to consent to the assignment of the APA from Assignors to Assignee upon the terms and conditions of this Agreement;

Agreement:

NOW, THEREFORE, in consideration of the mutual agreements, covenants and undertakings herein contained and other valuable consideration, the adequacy of which is acknowledged by all parties, the parties hereby agree as follows:

1.       Right to Assign APA. Assignors hereby covenant and warrant that they have the right to transfer all rights under the APA.

2.       Assignment and Assumption. Assignors hereby assign, transfer, and delegate unto Assignee all of Assignors’ right, title, and interest in and to the APA (the “Assignment”). Assignee hereby accepts the Assignment and hereby assumes all such right, title, and interest in and to the APA attached as Exhibit A, and any addenda or amendments relating thereto, including, but not limited to, all of the rights and obligations of Assignors.

3.       Consent and Approval by Company. Company hereby approves of, and consents to, the Assignment.

4.       No Assignment Fee. No fee is required by Company in connection with this Assignment.

5.       Indemnity. Assignors and Assignee hereby agree to defend, indemnify, and hold Company harmless from and against any and all claims, demands, costs, attorneys’ fees, or any other damages or injuries that Company may sustain as a result of any dispute or any kinds arising in connection with this Assignment.

Assignment and Assumption Agreement (APA)

6.        No Waiver. Company’s approval of the Assignment shall no way limit, waive, or alter any of Company’s rights under the APA.

7.        Entire Agreement. This Agreement supersedes any prior or contemporaneous agreement, oral or written, with respect to the subject matter hereof. No representations, warranties, agreements, or covenants have been made with respect to the subject matter hereof by any party hereto other than those set forth herein, and the parties hereto shall not rely upon any representation, warranty, agreement, or covenant with respect to the subject matter hereof other than those set forth herein.

9.        Further Assurances. Each party hereto shall promptly do, execute, and deliver (or cause to be done, executed, and delivered) all further acts, documents, and things in connection with this Agreement that any party may reasonably require for the purpose of giving effect to this Agreement.

10.        Governing Law. This Agreement shall in all respects be interpreted, enforced, and governed by the laws of the State of Arizona.

11.       No other changes. All other terms and conditions of the APA shall remain the same.

[Signatures on Next Pages]

Assignment and Assumption Agreement (APA)

IN WITNESS WHEREOF, the parties hereto have executed this Agreement as of the Effective Date.

COMPANY:

THE JOINT CORP.

By:	/s/ Peter Holt
Peter Holt
As its Chief Executive Officer

ASSIGNORS:

/s/ Don Daniels
Don Daniels, Individually

/s/ Larry Maddalena
Larry Maddalena, Individually

/s/ Jody O’Donnell
Jody O’Donnell, Individually

ASSIGNEE:

PORTER PARTNERS, LLC

By	/s/ Jody O’Donnell
Print Name:
Its:

Assignment and Assumption Agreement (APA)